ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Exhibit (i)(1)

September 2, 2020

Natixis ETF Trust II

888 Boylston Street. Suite 800

Boston, Massachusetts 02199

Ladies and Gentlemen:

We are counsel to Natixis ETF Trust II (the “Trust”). You have informed us that you propose to register under the Securities Act of 1933, as amended (the “Act”), and to offer and to sell from time to time shares of beneficial interest (the “Shares”) of Natixis U.S. Equity Opportunities ETF, Natixis Vaughan Nelson Select ETF and Natixis Vaughan Nelson Mid Cap ETF (the “Funds”), each a series of the Trust.

We have examined the Trust’s Agreement and Declaration of Trust, as amended to date, on file at the office of the Secretary of the Commonwealth of Massachusetts (the “Declaration of Trust”) and the Trust’s By-Laws and are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. We have also examined such other documents as we deem necessary for the purpose of this opinion.

We assume that upon the issuance and sale of the Shares, the Trust will receive the net asset value thereof.

Based on the foregoing, we are of the opinion that:

1.    The Trust is a duly organized and validly existing unincorporated association under the laws of the Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2.    Upon the original issue and sale of any such authorized but unissued Shares, the Shares so issued will be validly issued, fully paid and, except as noted in the paragraph below, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for obligations of any note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust and requires that notice of such disclaimer be given in each such instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the Funds for all loss and expense of any shareholder of the Funds held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Funds itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares of the Funds for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your registration statement on Form N-1A relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP